Faegre Drinker Biddle & Reath LLP 2200 Wells Fargo Center 90 S. Seventh Street Minneapolis, Minnesota 55402 +1 612 766 7000 main +1 612 766 1600 fax

By EDGAR

July 1, 2021

FOIA Confidential Treatment Request

Under 17 C.F.R. §200.83

Ada Sarmento

Joe McCann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Context Therapeutics Inc. (the “Company”)

Registration Statement on Form S-1

Filed on May 27, 2021

CIK No. 0001842952

Dear Ms. Sarmento and Mr. McCann:

On behalf of the Company, we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The above-referenced Registration Statement on Form S-1 was confidentially submitted to the Commission on March 22, 2021, confidentially resubmitted to the Commission on May 3, 2021, and subsequently publicly filed with the Commission on May 27, 2021 (as amended, the “Registration Statement”).

[***] Certain information in this document has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to portions of this letter.

To assist the Staff in its review, the Company advises the Staff that, although not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting input from the underwriter (the “Underwriter”) for the Company’s initial public offering (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately [***] to [***] per share for the Company’s common stock (the “Preliminary IPO Price Range”) with a midpoint of the anticipated range of approximately [***] per share. On June 25, 2021, the Company effected a six-for-1 reverse stock split; as such all dollar amounts and per share amounts in this letter are post-stock split.

The Company advises the Staff that the final price range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff. The Company’s final price range remains under discussion between the Company and the Underwriter, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s roadshow.

July 1, 2021

Analysis of Unit and Stock Option Grants Since December 31, 2019

As there has been no public market for the Company’s common units or common stock to date, the estimated fair value of its common units and common stock has been determined by the Company’s board of managers or board of directors, as applicable, as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuation of its common units or common stock and the board of managers’ or the board of directors’, as applicable, assessment of additional objective and subjective factors that it believed were relevant.

The following table summarizes by grant date the aggregate number of common units or shares of common stock, as applicable, subject to options granted since December 31, 2019, the per share exercise price of the options and the fair value of the common units or common stock, as applicable, underlying the options on each grant date:

Date of Grant	Number of Options Granted	Exercise Price Per Share	Fair Value Per Share	Date of Third-party valuation

February 15, 2020	1,250	$11.40	[***]	March 31, 2020

April 2, 2020	12,333	$16.92	[***]	March 31, 2020

May 2, 2020	833	$5.70	[***]	June 30, 2020

February 18, 2021	2,500	$7.14	[***]	December 31, 2020

April 30, 2021	409,107	$1.74	[***]	April 30, 2021

Summary of Methods Used

February 2020 and April 2020 Option Grants

The Company obtained an independent third-party valuation of the Company’s common unit as of March 31, 2020, and based on its consideration of this valuation, the Company’s board of managers determined that the fair value of the Company’s common unit was [***] per share as of March 31, 2020 (the “March 2020 Valuation”). The independent third-party valuation utilized a Contingent Claims Analysis, also called the Option Pricing Method, to estimate the fair value of the common units based on certain expected liquidity events. Because the capital structure varies, it is necessary to value the securities in a lattice framework rather than using the Black-Scholes-Merton formula.

July 1, 2021

May 2020 Option Grants

The Company obtained an independent third-party valuation of the Company’s common unit as of June 30, 2020, and based on its consideration of this valuation, the Company’s board of managers determined that the fair value of the Company’s common unit was [***] per share as of June 30, 2020 (the “June 2020 Valuation”). The independent third-party valuation utilized a Contingent Claims Analysis, also called the Option Pricing Method, to estimate the fair value of the common units based on certain expected liquidity events. During the second quarter of 2020 and before the May 2020 options were granted, there was a significant change in the Company’s capital structure when certain convertible notes were converted to Series Seed Preferred Stock. Because of the change in capital structure, the lattice framework was no longer required and the Company used the Black-Scholes-Merton formula.

February 2021 Option Grants

The Company obtained an independent third-party valuation of the Company’s common unit as of December 31, 2020, and based on its consideration of this valuation, the Company’s board of managers determined that the fair value of the Company’s common unit was [***] per share as of December 31, 2020 (the “December 2020 Valuation”). The independent third-party valuation utilized an option pricing model (“OPM”) framework and utilized the back-solve method for inferring and allocating the equity value predicated on the concurrent sale of Series A Units that occurred in 2020 and 2021. This method was selected as it was concluded that the sale of the Series A Units was an arm’s-length transaction. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity and volatility, and then solving for the value of equity such that value for the most recent financing equals the amount paid

April 2021 Option Grants

The Company’s board of directors considered various factors to determine that the fair value of the Company’s common unit was [***] per share as of April 30, 2021 (the “April 2021 Valuation”), including but not limited to: (i) the private placement of our Series A convertible preferred stock (“Series A Units’) and warrants that occurred from December 22, 2020 through April 28, 2021 (1/3 of which sales occurred within April 2021), where the pricing for such private placement relied upon the December 2020 Valuation, (ii) the warrants issued to purchase 0.25 shares of common stock for each Series A Unit purchased, and (iii) the liquidity and other preferences of the Series A Units over the Company’s common stock. As noted above, the independent third-party valuation for the December 2020 Valuation utilized an OPM framework and utilized the back-solve method for inferring and allocating the equity value predicated on the concurrent sale of Series A Units that occurred in 2020 and 2021. This method was selected as it was concluded that the sale of the Series A Units was an arm’s-length transaction. Application of the OPM back-solve method involves making assumptions for the expected time to liquidity and volatility, and then solving for the value of equity such that value for the most recent financing equals the amount paid.

Analysis of Preliminary IPO Price Range

The Company notes that, as is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value but was determined based upon discussions between the Company and the Underwriter. Among the factors that were considered in setting this range were:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

July 1, 2021

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates; and

•	an assumption about the demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Preliminary IPO Price Range of [***] to [***] per share, which reflects the six-for-1 reverse stock split effected on June 25, 2021, is [***] to [***] above the Company’s [***] per share 2021 Valuation. This increase in the price per share fair value of the Company’s common stock is primarily the result of the following key factors:

•

The Company and the third-party valuation specialist utilized quantitative methodologies to determine the historical fair values of the Company’s common units and common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO.

•

The methodology used to determine the historical fair values of the Company’s common units and common stock incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common units or common stock and inherently decrease the estimated fair value due to (i) the mix of other expected business equity valuations discounted to a present value and (ii) the application of a discount to a liquidity event, which accounts for lack of marketability. In contrast, the Preliminary IPO Price Range assumes with 100% probability that the Company completes an IPO. As a result, the Preliminary IPO Price Range does not take into account the probability of alternative outcomes that could yield lower valuations.

•

The Preliminary IPO Price Range assumes that an active trading market for the common stock will exist following the IPO and therefore it does not include a discount for lack of marketability. In contrast, the historical fair values of the Company’s common units and common stock took into account that the Company’s common units and common stock were then illiquid, may have never become liquid and, even if an IPO was successfully completed, would remain illiquid at least until the expiration of the lock-up period following the IPO.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility and ability to achieve its commercialization goals, increasing the value of the Company’s common stock compared to that of a private company.

In conclusion, the Company respectfully submits to the Staff that the differences between the estimated grant date fair values and the Preliminary IPO Price Range are reasonable and appropriate in light of the considerations outlined above.

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (612) 766-6836.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke
Ben A. Stacke

July 1, 2021

Enclosures

cc:	Martin Lehr, Context Therapeutics Inc.

Alex Levit, Esq., Context Therapeutics Inc.

Walter Mostek, Esq., Faegre Drinker Biddle & Reath LLP